FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    April                                           2003
                    -----------------------------------        --------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                       Form 40-F      X
                     -----------                       ---------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                               No    X
              -------------                     ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX



Document                                                               Page No.
--------                                                               -------

  1.       News Release dated April 3, 2003 ("RESEARCH IN MOTION          4
           REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR
           FISCAL 2003")

                                                                    Document 1

RIM LOGO OMITTED

                                                                  NEWS RELEASE



                                                                 April 3, 2003

RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2003

Waterloo, Ontario - Research In Motion Limited ("RIM") (Nasdaq: RIMM, TSX:
RIM), a world leader in the mobile communications market, today reported fourth quarter and fiscal year end results for the period ended March 1, 2003 (all figures in U.S. dollars and Canadian GAAP).

Revenue for the fourth quarter of fiscal 2003 was $87.5 million, an increase of 18% from $74.2 million in the previous quarter. The revenue breakdown for the quarter was approximately 46% for handhelds, 41% for service, 6% for software licences, and 7% for OEM radios and other revenue. Revenue for the fiscal year 2003 was $306.7 million versus $294.1 million in the prior year.

The total number of BlackBerry(R) subscribers increased by approximately 71,000 during the quarter to 534,000 subscribers and the total number of organizations with BlackBerry Enterprise Server installed increased to approximately 10,000 from approximately 8,500 in the prior quarter.

Jim Balsillie, Chairman and Co-CEO, commented on the results:

"We stayed focused on executing our business plan this year and succeeded in strengthening our position as well as setting the stage for future growth. Despite a conservative enterprise spending environment, our momentum continues in both financial and strategic terms. We achieved record net subscriber growth in the fourth quarter while continuing to control expenses and while maintaining a flat cash position with healthy reserves. Our market leadership also gained on multiple fronts. The BlackBerry customer base now includes approximately 10,000 discrete corporate and government organizations running our server software behind their firewall. We continue to lead with a range of wireless handhelds and software enhancements for both users and IT departments. New and existing partnerships are extremely strong and synergetic. Our international expansion continues and our licensing program has opened significant new opportunities. This year we have further entrenched our leadership position in the enterprise sector and we are well poised for continuing growth in broader market segments."

As announced on March 6, 2003, RIM recorded a pre-tax charge during the quarter related to the previously disclosed patent litigation with NTP Inc. The provision of $6.9 million includes compensatory damages for the period November 1, 2002 to March 1, 2003, which are incremental to the previously announced $23.1 million jury verdict in November 2002, and prejudgment interest up to March 1, 2003. Additionally RIM has increased its estimate for current and estimated future legal fees, bringing the fiscal 2003 NTP patent litigation provision to $39.5 million. The litigation and this provision remain subject to the outcome of mediation, final rulings and potential appeals.

To account for any potential future compensatory damages subsequent to March 1, 2003, RIM will deposit in escrow an amount equal to 5.7% of the quarterly infringing revenues, and shall continue to do so on a quarterly basis until such time as the judgment is affirmed, reversed or remanded. All funds placed in escrow will be retained by RIM if any appeal is successful. Commencing in the first quarter of fiscal 2004, RIM will record an incremental provision for compensatory damages with respect to the NTP patent litigation at a rate equal to 5.7% of relevant quarterly sales, plus an estimate for post judgment interest, which is expected to total $3 to $4 million per quarter. RIM will provide updates with respect to the ongoing NTP provision on a quarterly basis.

The United States District Court for the Eastern District of Virginia is scheduled to rule in this case on April 15, 2003, which is anticipated to be before the filing of the Company's annual financial statements and annual report with regulators and shareholders. At that time, assuming the final rulings by the District Court are made, RIM will finalize its provision and determine whether any adjustments are required to the reported $39.5 million figure for the year ended March 1, 2003. The Company will then revise fourth quarter and fiscal 2003 results if an adjustment is required.

The GAAP net loss for the quarter was $12.6 million, or $0.16 per share. Excluding the non-cash NTP patent litigation provision of $6.9 million above, the adjusted non-GAAP net loss for the quarter was $5.7 million, or $0.07 per share. The adjusted net loss and adjusted net loss per share do not have any standardized meaning prescribed by GAAP and are not comparable to similar measures presented by other issuers.

The total of the Company's cash, cash equivalents, marketable securities and long-term portfolio investments remained steady at $530.7 million as at March 1, 2003, compared to $531.1 million at the end of the previous quarter. Cash in-flow from operating and financing activities was $9.5 million for the quarter, offset by cash used for acquisitions of capital and other intangible assets of $9.9 million.


Highlights of the fourth quarter:

     o RIM introduced the data and voice-enabled BlackBerry 6750(TM) handheld for CDMA2000 1X wireless networks. The new Java-based BlackBerry 6750 features wireless email, dual band phone, SMS, browser and organizer applications in a single handheld.

     o The BlackBerry 6750 became commercially available to mobile professionals in Canada through Bell Mobility.

     o Verizon Wireless and RIM announced plans to offer the new BlackBerry 6750(TM) operating on Verizon Wireless' Express Network. The companies demonstrated the BlackBerry 6750 at CTIA Wireless 2003 and announced that availability from Verizon Wireless is expected during the second calendar quarter of this year.

     o TELUS Mobility and RIM announced plans to offer BlackBerry to enterprise clients using TELUS Mobility's 1X network across Canada.

     o Cingular Wireless and RIM announced plans to support BlackBerry on Cingular's GSM/GPRS network. Subsequent to the quarter, Cingular also renewed its supply agreement with RIM for Mobitex products.

     o RIM introduced the BlackBerry 6510(TM) with commercial availability from Nextel and announced plans with Nextel Partners, Inc. to expand distribution of the BlackBerry 6510(TM) to mid-sized markets.

     o RIM announced availability of the BlackBerry 6720 Wireless Handheld(TM) in the United Kingdom through T-Mobile UK.

     o Telefonica Moviles Espana and RIM announced an agreement to sell BlackBerry to enterprise customers in Spain.

     o Swisscom Mobile and RIM announced plans to bring the BlackBerry wireless platform to enterprise customers in Switzerland using Swisscom Mobile's GSM/GPRS network.

     o StarHub and RIM signed an agreement to provide the BlackBerry wireless platform to corporate customers in Singapore.

     o America Movil and RIM announced plans to bring the BlackBerry wireless platform to Latin America for the first time. BlackBerry will be initially available through America Movil's wholly-owned subsidiary, Telcel, in Mexico.

     o Alpha Micro Components and RIM announced a new supply agreement that enables Alpha Micro to distribute RIM's OEM radio modems for GSM/GPRS wireless networks to device manufacturers in the UK and Ireland. RIM also announced that its radio modems for GSM/GPRS networks received regulatory certifications in North America, Europe and Asia Pacific.

Highlights subsequent to quarter end:

     o RIM formally unveiled its BlackBerry Connect(TM) licensing program for mobile device manufacturers such as Nokia that wish to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server(TM) using RIM's secure, push-based wireless architecture and infrastructure.

     o RIM plans to provide a BlackBerry connectivity solution to Symbian OS licensees and carriers to enable wireless email and corporate data services on Symbian OS phones.

     o RIM plans to enable BlackBerry connectivity for mobile devices based on the Microsoft Windows Powered Pocket PC and Smartphone platforms.

     o RIM and High Tech Computer Corp. (HTC) plan to enable the Pocket PC and Smartphone devices from HTC to connect to BlackBerry Enterprise Server.

     o RIM unveiled the Java-based BlackBerry 6210(TM) (world band) and BlackBerry 6220(TM) (dual band) data and voice-enabled handhelds for global GSM/GPRS networks. New handheld features include a smaller design with a light and comfortable feel, increased memory for greater application and data storage, as well as new support for wireless email synchronization and integrated attachment viewing. During the CTIA Wireless show, AT&T Wireless announced its plans to offer the BlackBerry 6210 in the second quarter of calendar 2003.

     o T-Mobile International and RIM announced that they are working together to introduce a BlackBerry offering for professional consumers and smaller firms in Germany, the UK and Austria, with other T-Mobile markets to follow.

     o Vodafone D2 and RIM announced that they are working together to bring BlackBerry to Vodafone's corporate customers in Germany.

     o RIM signed an agreement with Motorola that provides a reciprocal license for certain patents under RIM's wireless patent portfolio and Motorola's leading patent portfolio for the GSM and cdma mobile telephony standards.

The replay of the company's Q4 conference call can be accessed after 7 p.m. (eastern time) April 3, 2003 until midnight (eastern) April 10, 2003. It can be accessed by dialing 416-640-1917 and entering reservation number 234365#. The conference will also appear on the RIM web site, live at 5:00pm and archived, at www.rim.com/investors/events/index.shtml until midnight April 18, 2003.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information:
Contact RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net


Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statements of Operations


                                                                  For the three months ended         For the year ended
                                                            March 1,     Nov. 30,    March 2,      March 1,        March 2,
                                                             2003         2002         2002         2003            2002
----------------------------------------------------------------------------------------------------------------------------
                                                                    (unaudited)                        (audited)

Revenue                                                  $  87,502     $  74,176     $  66,132     $ 306,732     $ 294,053
Cost of sales                                               46,639        39,670        38,306       166,615       195,493
                                                         -------------------------------------------------------------------
Gross margin                                                40,863        34,506        27,826       140,117        98,560
                                                         -------------------------------------------------------------------

Expenses
Research and development, net of government funding         12,535        16,843        12,016        55,916        37,446
Selling, marketing and administration                       28,067        33,415        26,600       117,984       102,359
Amortization                                                 8,455         7,798         5,761        30,445        17,485
Restructuring charge                                             -         6,550             -         6,550             -
Litigation and related expenses                              6,875        27,760             -        39,545             -
                                                         -------------------------------------------------------------------
                                                            55,932        92,366        44,377       250,440       157,290
                                                         -------------------------------------------------------------------

Loss from operations                                       (15,069)      (57,860)      (16,551)     (110,323)      (58,730)

Investment income                                            2,498         2,901         4,331        11,430        25,738
                                                         -------------------------------------------------------------------
Loss before write-down of investments and
  provisions for income taxes                              (12,571)      (54,959)      (12,220)      (98,893)      (32,992)
Write-down of investments                                        -             -             -             -         5,350
                                                         -------------------------------------------------------------------
Loss before provision for (recovery of) income taxes       (12,571)      (54,959)      (12,220)      (98,893)      (38,342)
Provison for (recovery of) income taxes                          -        37,365        (3,670)       31,106        (9,863)
                                                         -------------------------------------------------------------------
Net loss                                                 $ (12,571)    $ (92,324)    $  (8,550)    $(129,999)    $ (28,479)
                                                         ===================================================================

Loss per share
                                                         -------------------------------------------------------------------
     Basic and diluted                                   $   (0.16)    $   (1.20)    $   (0.11)    $   (1.67)    $   (0.36)
                                                         ===================================================================
Weighted average number of common shares
utstanding (000's)
     Basic and diluted                                      77,105        76,993        78,663        77,636        78,467


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Balance Sheets


As at                                                 March 1,      March 2,
                                                          2003          2002
-------------------------------------------------------------------------------
                                                       (audited)

Assets
Current
Cash and cash equivalents                            $ 340,681      $ 340,476
Marketable securities                                        -        304,083
Trade receivables                                       40,803         42,642
Other receivables                                        4,538          5,976
Inventory                                               31,275         37,477
Prepaid expenses and other assets                        7,640          6,664
                                                     -------------------------
                                                       424,937        737,318

Long-term portfolio investments                        190,030              -
Capital assets                                         162,575        151,843
Goodwill and other intangible assets                    82,067         30,398
Future income tax assets                                     -         28,598
                                                     -------------------------
                                                     $ 859,609      $ 948,157
                                                     =========================

Liabilities
Current
Accounts payable and accrued liabilities             $  73,009      $  46,934
Accrued litigation and related expenses                 32,037              -
Income taxes payable                                     4,909          2,446
Deferred revenue                                        14,336          9,773
Current portion of long-term debt                        6,143            385
                                                     -------------------------
                                                       130,434         59,538

Long-term debt                                           5,776         11,874
                                                     -------------------------
                                                       136,210         71,412
                                                     -------------------------

Shareholders' equity
Capital stock                                          874,377        894,750
Deficit                                               (150,978)       (18,005)
                                                     -------------------------
Total shareholders' equity                             723,399        876,745
                                                     -------------------------
                                                     $ 859,609      $ 948,157
                                                     =========================

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Condensed Consolidated Statement of Cash Flows


                                                                     For the three   For the year
                                                                      months ended         ended
                                                                     March 1, 2003  March 1, 2003
-------------------------------------------------------------------------------------------------
                                                                      (unaudited)   (audited)

Cash flows from operating activities
Net loss                                                              $ (12,571)   $(129,999)

Items not requiring an outlay of cash:
Amortization                                                              9,112       31,600
Future income taxes                                                           -       28,598
Other non-cash items                                                        114          143
                                                                       ---------------------
                                                                         (3,345)     (69,658)

Net changes in non-cash working capital items                            12,545       72,428
                                                                       ---------------------

                                                                          9,200        2,770
                                                                       ---------------------
Cash flows from financing activities
Issuance of share capital and warrants                                      405        1,155
Buyback of common shares pursuant to Common Share Purchase Program            -      (24,502)
Repayment of debt                                                           (95)        (614)
                                                                       ---------------------
                                                                            310      (23,961)
                                                                       ---------------------
Cash flows from investing activities
Acquisition long-term portfolio investments                              (9,627)    (190,030)
Acquisition of capital assets                                            (3,275)     (39,670)
Acquisition of intangible assets                                         (6,603)     (30,997)
Acquisition of subsidiaries                                                   -      (21,990)
Acquisition of marketable securities                                          -      (41,900)
Proceeds on sale and maturity of marketable securities                        -      345,983
                                                                       ---------------------
                                                                        (19,505)      21,396
                                                                       ---------------------

Net increase (decrease) in cash and cash equivalents for the period      (9,995)         205

Cash and cash  equivalents, beginning of period                         350,676      340,476
                                                                      ----------------------
Cash and cash  equivalents, end of period                             $ 340,681    $ 340,681
                                                                      ======================


                                                                          As at           As at
                                                                  March 1, 2003   Nov. 30, 2002

Cash and cash equivalents                                             $ 340,681    $ 350,676
Long-term portfolio investments                                         190,030      180,403
                                                                      -----------------------
Cash, cash equivalents, marketable securities
and long-term portfolio investments                                   $ 530,711    $ 531,079
                                                                      =======================


                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Research In Motion Limited
                                    --------------------------------------
                                                (Registrant)

Date:  April 3, 2003                By:  /s/ Rob Duncan
       -----------------                 ---------------------------------
                                                    (Signature)
                                         Rob Duncan
                                         Vice President, Corporate Controller